SHIN CORPORATION

02042862

May 3, 2002

PROCESSED
AUG 01 2002
THOMSON FINANCIAL

SEC MAIL RECEIVED PROCESSING
JUL 24 2002
WASH. D.C. 154 SECTION

The U.S. Securities and Exchange Commission
450 Fifth Street N.W., Room 3011
Office of International Corporate Finance, Mail Stop 3-2
Washington, DC 20549
UNITED STATES OF AMERICA

Attention: International Corporate Finance
Re: Shin Corporation Public Company Limited
Rule 12g3-2(b) Exemption **File No. 82-3140**

SUPPL

Ladies and Gentlemen:

Pursuant to Rule 12g3-2(b)(1)(iii), and on behalf of Shin Corporation Public Company Limited (the "Company"), documents described below are enclosed for your attention.

- **Stock Exchange of Thailand Filing, SH 027/2002**
  Subject: Notification of the transaction of acquiring ordinary shares of SC Matchbox Co., Ltd.
  Date: April 30, 2002

- **Stock Exchange of Thailand Filing, SH 028/2002**
  Subject: Notification of the Resolutions of the Annual General Meeting of Shareholder for the Year 2002
  Date: April 30, 2002

These documents supplement the information previously provided with respect to the Company's request for exemption under Rule 12g3-2(b), which was established on August 16, 1991.

This information is being furnished with the understanding that such information and documents will not be deemed "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Securities Exchange Act of 1934 (the "Exchange Act"), and that neither this letter nor the furnishing of such documents and information shall constitute an admission for any purpose that this Company is subject to the Exchange Act.

Please acknowledge receipt of this letter and the enclosed materials by date stamping the enclosed receipt copy of this letter and returning it to Compliance Department, 414 Shinawatra Tower I, 13/F, Phahon Yotin Road, Samsen Nai, Phaya Thai, Bangkok 10400, Thailand in the enclosed self-addressed stamped envelope.

If you have any questions, please do not hesitate to contact the undersigned in Bangkok, Thailand at Tel no. (662) 299-5561 or piyas@shincorp.com.

Thank you for your attention to this matter.

Very truly yours,

S. Sitasuwan

Mrs. Siripen Sitasuwan
President & Group CFO
Shin Corporation Plc.

dlw 7/29

Enclosure

Summary Translation Letter
To the Stock Exchange of Thailand
Date April 30, 2002

SH027/2002

April 30, 2002

Re: Inform the transaction of acquiring ordinary shares of SC Matchbox Co., Ltd.

To: President
The Stock Exchange of Thailand

Shin Corporation Public Company Limited (the Company) would like to inform the transaction of acquiring ordinary shares of SC Matchbox Co., Ltd. (SMB), 74.97% owned by the Company, from existing shareholders. The details are as follows:

Transaction Date April 30, 2002

Party Involved Purchaser : Shin Corporation Public Company Limited
Sellers : 1. Mr. Songsak Premsuk Director of SMB
2. Mr. Chatchai Sanerkam Director and Managing Director of SMB

Party Relationship The Sellers are director and managing director of subsidiary which 74.97% owned by the Company.

Details of the acquired assets

Company's Name	SC Matchbox Co., Ltd.
Type of Securities	Ordinary Shares
Nature of Business	Advertising production and turnkey advertising services.
Registered Capital	Baht 9 million
Paid-up Capital	Baht 9 million
Board of Director	1. Mr. Bhanapot Damapong
	2. Mr. Boonklee Plangsiri
	3. Mr. Niwat Boonsong
	4. Mr. Songsak Premsuk
	5. Mr. Chatchai Saneukam
	6. Mr. Bhanpot Boonyanit
Major Shareholder	1. Shin Corporation Public Company Limited
	2. Mr. Songsak Premsuk
	3. Mr. Chatchai Saneukam
No. of acquired shares	224,910 Shares or 24.99% shareholding
% holding before acquisition	74.97%
% holding after acquisition	99.96%

Characteristic and Value of Transaction

SHIN acquires 224,910 ordinary shares of SMB from director of SMB, its subsidiary, being the total amount of Baht 26.94 million, (book value of SMB). The transaction is a connected transaction of listed company prescribed in the Notification of the Stock Exchange of Thailand (SET) regarding rules and procedures and disclosure of connected transactions of listed

companies under clause 9. The size of transaction is accounted for 0.12% of net tangible asset of listed company and not required the approval from shareholders' meeting of the Company. However, the Company is required to report the transaction to SET.

Summary Translation Letter
To the Stock Exchange of Thailand
Date April 30, 2002

SH027/2002

April 30, 2002

Re: Inform the transaction of acquiring ordinary shares of SC Matchbox Co., Ltd.

To: President
The Stock Exchange of Thailand

Shin Corporation Public Company Limited (the Company) would like to inform the transaction of acquiring ordinary shares of SC Matchbox Co., Ltd. (SMB), 74.97% owned by the Company, from existing shareholders. The details are as follows:

Transaction Date April 30, 2002

Party Involved Purchaser : Shin Corporation Public Company Limited
Sellers : 1. Mr. Songsak Premsuk Director of SMB
2. Mr. Chatchai Sanerkam Director and Managing Director of SMB

Party Relationship The Sellers are director and managing director of subsidiary which 74.97% owned by the Company.

Details of the acquired assets

Company's Name	SC Matchbox Co., Ltd.
Type of Securities	Ordinary Shares
Nature of Business	Advertising production and turnkey advertising services.
Registered Capital	Baht 9 million
Paid-up Capital	Baht 9 million
Board of Director	1. Mr. Bhanapot Damapong 2. Mr. Boonklee Plangsiri 3. Mr. Niwat Boonsong 4. Mr. Songsak Premsuk 5. Mr. Chatchai Saneukam 6. Mr. Bhanpot Boonyanit
Major Shareholder	1. Shin Corporation Public Company Limited 2. Mr. Songsak Premsuk 3. Mr. Chatchai Saneukam
No. of acquired shares	224,910 Shares or 24.99% shareholding
% holding before acquisition	74.97%
% holding after acquisition	99.96%

Characteristic and Value of Transaction

SHIN acquires 224,910 ordinary shares of SMB from director of SMB, its subsidiary, being the total amount of Baht 26.94 million, (book value of SMB). The transaction is a connected transaction of listed company prescribed in the Notification of the Stock Exchange of Thailand (SET) regarding rules and procedures and disclosure of connected transactions of listed

companies under clause 9. The size of transaction is accounted for 0.12% of net tangible asset of listed company and not required the approval from shareholders' meeting of the Company. However, the Company is required to report the transaction to SET.

Summary Translation Letter
To the Stock Exchange of Thailand
Date April 30, 2002

SH 028/2002

April 30, 2002

Re: Notification of the Resolutions of Annual General Meeting of Shareholders for the year 2002 in respect of dividend payment, issuance and offer for sale of debentures, warrants, change of the Articles of Association of the Company

To: President
The Stock Exchange of Thailand

The Annual General Meeting of Shareholders of Shin Corporation Public Company Limited ("the Company") held on April 30, 2002, at 2.00 p.m. at the Auditorium, 19th Floor, Shinawatra Tower I, Phaholyothin Rd., Samsennai, Phayathai, Bangkok 10400 passed the following resolutions:

1. Certified the Minutes of the Extraordinary General Meeting of Shareholders No. 3/2001 held on December 19, 2001.
2. Certified the Board of Directors' report on the operating results of the Company for the year 2001.
3. Approved the balance sheet, statement of income and cash flow statements for the year 2001 ended December 31, 2001.
4. Approved the omission of dividend payment for the year 2001, due to the Company's obligation to repay loan of the Company.
5. Approved the appointment of the auditors from PricewaterhouseCoopers ABAS Limited to be the Company's auditors for the year 2002 as follows:

-	Mr. Prasan	Chuapanich	CPA. No. 3051
-	Ms. Nangnoi	Charoenthavesub	CPA. No. 3044
-	Mrs. Suwannee	Bhuripanyo	CPA. No. 3371
-	Mr. Prasit	Yuengsrikul	CPA. No. 4174
-	Mr. Vichian	Khingmontri	CPA. No. 3977

Any one of the above auditors can conduct the audit and express an opinion to the financial statements of the Company, and that the audit fee be fixed within an amount of Baht 2,200,000 (two million two hundred thousand Baht).

6. Approved and elected new directors to replace those who retired by rotation, the directors powers and the directors' remuneration for the year 2002 as follows;

6.1 The directors who retired by rotation are as follows:
- Mr. Paron Israsena Na Ayudhaya
- Dr. Paiboon Limpaphayom
- Dr. Olarn Chaipravat
- Mr. Vithit Leenutaphong

6.2 The directors who retired by rotation have been re-elected are as follows:
- Mr. Paron Israsena Na Ayudhaya
- Dr. Paiboon Limpaphayom
- Dr. Olarn Chaipravat
- Mr. Vithit Leenutaphong

6.3 Members of the Board of Directors are as follows:

- Mr. Bhanapot Damapong	Chairman of the Board of Director
- Dr. Paiboon Limpaphayom	Vice Chairman of the Board of Director
- Mr. Boonklee Plangsiri	Director
- Dr. Thanong Bidaya	Director
- Mr. Niwat Boonsong	Director
- Mrs. Siripen Sitasuwan	Director
- Mr. Arak Chonlatanon	Director
- Mr. Paron Isarasena Na Ayudhya	Director
- Ms. Chua Sock Koong	Director
- Dr. Olarn Chaipravat	Chairman of the Audit Committee
- Mr. Vithit Leenutapong	Member of the Audit Committee
- Dr. Virach Aphimeteetamrong	Member of the Audit Committee

6.4 The authorized directors remain the same, as follows:
"Mr. Bhanapot Damapong solely signs with the Company's seal affixed, or any two of Mr. Paiboon Limpaphayom, Mr. Boonklee Plangsiri, and Mrs. Siripen Sitasuwan sign jointly with the Company's seal affixed"

6.5 The directors' remuneration has been designated within the limit of Baht 5 million (Five Million Baht).

7. Approved the issuance and offer of the sale of the unsubordinated and unsecured debentures in an amount not exceeding Baht 4,000 Million or its equivalent in any other currencies as follows:

- Objectives	To repay the loan and to use the proceeds received as working capital
- Type of debentures	unsubordinated and unsecured debentures
- Amount of debentures to be issued and offered	Not exceeding Baht 4,000 Million or in other currencies in the equivalent amount
- Maturity	Not exceeding 10 years from the issuing date
- Nature of offering	Domestic and/or international offering to the public and/or the institutional investors and/or specific investors whether in whole amount or in part in each offering or several offerings
- Special condition	In case where the Company has redeemed the debentures issued under the authorized issuance amount, the Company will be entitled to issue and offer for sale of new debentures having features as mentioned above under such authorized issuance amount

In addition, the Board of Directors or the Executive Committee or person(s) entrusted by the Board of Directors or the Executive Committee shall have the authority to determine any condition and other details necessary for and pertinent to the issuance and offer for sale of debentures, such as the determination of the name of debentures, the amount of debentures to be issued, the par value, the offering price per unit, the maturity period, the interest rate, the payment of interest, the repayment of the principal, the appointment of the debentureholders' representative, the appointment of the registrar, the allocation method, the details of debenture offering, the right of early redemption, the opening of account(s) for depositing of money received from the sale of debentures, including to arrange for the registration of such unsecured debentures in the Thai Bond Dealing Center or any other secondary

markets, as well as to contact with relevant authorities and take any actions necessary for and pertinent to the issuance of the debentures.

8. Approved the issuance and offer for sale of warrants to purchase ordinary shares in amount not exeeding 300 million units as follows:

- Objective	To repay the loan and to use the proceeds received as working capital
- Number of warrants to be issued and offered	Not exceeding 300 million units
- Type of warrant	Warrant to purchase ordinary share
- Allocation Method	Domestic and/or international offering to the public including the institutional investors
- Maturity	Not exceeding 10 years from the issuing date
- Exercise ratio	1 warrant per 1 ordinary share
- Exercise price	Not less than five (5) percent over the average price of the average trading price of ordinary shares of the Company in the Stock Exchange of Thailand 30 business days prior to the date of determination of the exercise price of warrants
- Number of ordinary shares reserved to accommodate the exercise of warrants	Not exceeding 300 million shares (with a par value of Baht 1 each)
- Exercising Period	one time or several times provided that the final exercising period is approximately 1 month prior to the expiry date of warrants
- Adjustment of rights	Adjustment of the exercise of rights of warrants to purchase ordinary shares (if any) shall be in accordance with the relevant rules and regulations of the Securities and Exchange Commission regarding the issuance and offer for sale of warrant to purchase ordinary shares

In addition, the Board of Directors or the Executive Committee or person(s) entrusted by the Board of Directors or the Executive Committee shall have the authority to determine any condition and other details necessary for and pertinent to the issuance and offer for sale of warrants to purchase ordinary shares, such as the determination of the name of warrants to purchase ordinary shares, the offering price per unit, the allocation method, the term of warrants, the exercise price per unit, the exercise period, the secondary market for warrants, the conditions for the exercise of warrants, the adjustment of rights of warrants, as well as to contact with relevant authorities and take any actions necessary for and pertinent to the issuance of warrants at this time, including to arrange for the listing of such warrants on the Stock Exchange of Thailand.

9. Approved the allocation of ordinary shares in the amount of not exceeding 300 million shares (with a par value of Baht 1 each) to accommodate the exercise of warrants to purchase the ordinary shares.The Company currently has the 1,114 million ordinary shares (with a par value of Baht 1 each) previously allocated to the

public. However, such shares so allocated have not yet been offered for sale to the public, the Meeting therefore was requested to pass a resolution to approve the allocation of such shares in the amount of not exceeding 300 million shares (with a par value of Baht 1 each) to accommodate the exercise of warrants to purchase the ordinary shares in this time. Following such allocation, the Company will have 814 million authorized but unissued shares (with a par value of Baht 1 each) remaining for the offering to the public.

In this regard, the Board of Directors or the Executive Committee or person(s) entrusted by the Board of Directors or the Executive Committee shall have the authority to determine any condition and other details necessary for and pertinent to the allocation of ordinary shares to accommodate the exercise of warrants, including take any actions necessary for and pertinent to the issuance of warrants as well as to arrange for the listing of such ordinary shares on the Stock Exchange of Thailand.

10. Approved the change of Article 10 of the Company's Articles of Association in order to be in line with the Public Company Act. (No. 2) B.E. 2544 to read as follows:

"Article 10 The Company may not own its shares or accept these shares as pledge except for the following circumstances:

(1) The Company may buy-back its shares from shareholders who vote against a shareholders' resolution approving amendments to the Articles of Association concerning voting rights and dividend entitlement since they consider that they are unfairly treated.
(2) The Company may buy-back its shares for the purpose of financial management of the company when the company has accumulated profits and surplus liquidity and the share buy-back will not lead the Company into financial difficulties.

Provided that the shares bought back and held by the Company will not be counted to form a quorum for shareholders' meetings and will not have any voting rights nor any right to receive dividends. Shares bought back by the Company must be disposed of within a period of time specified by the Company in the share buy-back program. If the Company fails to dispose of the shares bought back within the specified time, the Company will reduce its paid-up capital by way of registered share cutting for the undisposed portion. The share buy-back, the disposition of shares and the registered share cutting shall be in accordance with the principles and procedures specified in the ministerial regulations."

Summary Translation Letter
To the Stock Exchange of Thailand
Date April 30, 2002

SH 028/2002

April 30, 2002

Re: Notification of the Resolutions of Annual General Meeting of Shareholders for the year 2002 in respect of dividend payment, issuance and offer for sale of debentures, warrants, change of the Articles of Association of the Company

To: President
The Stock Exchange of Thailand

The Annual General Meeting of Shareholders of Shin Corporation Public Company Limited ("the Company") held on April 30, 2002, at 2.00 p.m. at the Auditorium, 19th Floor, Shinawatra Tower I, Phaholyothin Rd., Samsennai, Phayathai, Bangkok 10400 passed the following resolutions:

1. Certified the Minutes of the Extraordinary General Meeting of Shareholders No. 3/2001 held on December 19, 2001.
2. Certified the Board of Directors' report on the operating results of the Company for the year 2001.
3. Approved the balance sheet, statement of income and cash flow statements for the year 2001 ended December 31, 2001.
4. Approved the omission of dividend payment for the year 2001, due to the Company's obligation to repay loan of the Company.
5. Approved the appointment of the auditors from PricewaterhouseCoopers ABAS Limited to be the Company's auditors for the year 2002 as follows:

-	Mr. Prasan	Chuapanich	CPA. No. 3051
-	Ms. Nangnoi	Charoenthavesub	CPA. No. 3044
-	Mrs. Suwannee	Bhuripanyo	CPA. No. 3371
-	Mr. Prasit	Yuengsrikul	CPA. No. 4174
-	Mr. Vichian	Khingmontri	CPA. No. 3977

   Any one of the above auditors can conduct the audit and express an opinion to the financial statements of the Company, and that the audit fee be fixed within an amount of Baht 2,200,000 (two million two hundred thousand Baht).

6. Approved and elected new directors to replace those who retired by rotation, the directors powers and the directors' remuneration for the year 2002 as follows;

   6.1 The directors who retired by rotation are as follows:
   - Mr. Paron Israsena Na Ayudhaya
   - Dr. Paiboon Limpaphayom
   - Dr. Olarn Chaipravat
   - Mr. Vithit Leenutaphong

   6.2 The directors who retired by rotation have been re-elected are as follows:
   - Mr. Paron Israsena Na Ayudhaya
   - Dr. Paiboon Limpaphayom
   - Dr. Olarn Chaipravat
   - Mr. Vithit Leenutaphong

6.3 Members of the Board of Directors are as follows:

- Mr. Bhanapot Damapong	Chairman of the Board of Director
- Dr. Paiboon Limpaphayom	Vice Chairman of the Board of Director
- Mr. Boonklee Plangsiri	Director
- Dr. Thanong Bidaya	Director
- Mr. Niwat Boonsong	Director
- Mrs. Siripen Sitasuwan	Director
- Mr. Arak Chonlatanon	Director
- Mr. Paron Isarasena Na Ayudhya	Director
- Ms. Chua Sock Koong	Director
- Dr. Olarn Chaipravat	Chairman of the Audit Committee
- Mr. Vithit Leenutapong	Member of the Audit Committee
- Dr. Virach Aphimeteetamrong	Member of the Audit Committee

6.4 The authorized directors remain the same, as follows:
"Mr. Bhanapot Damapong solely signs with the Company's seal affixed, or any two of Mr. Paiboon Limpaphayom, Mr. Boonklee Plangsiri, and Mrs. Siripen Sitasuwan sign jointly with the Company's seal affixed"

6.5 The directors' remuneration has been designated within the limit of Baht 5 million (Five Million Baht).

7. Approved the issuance and offer of the sale of the unsubordinated and unsecured debentures in an amount not exceeding Baht 4,000 Million or its equivalent in any other currencies as follows:

- Objectives	To repay the loan and to use the proceeds received as working capital
- Type of debentures	unsubordinated and unsecured debentures
- Amount of debentures to be issued and offered	Not exceeding Baht 4,000 Million or in other currencies in the equivalent amount
- Maturity	Not exceeding 10 years from the issuing date
- Nature of offering	Domestic and/or international offering to the public and/or the institutional investors and/or specific investors whether in whole amount or in part in each offering or several offerings
- Special condition	In case where the Company has redeemed the debentures issued under the authorized issuance amount, the Company will be entitled to issue and offer for sale of new debentures having features as mentioned above under such authorized issuance amount

In addition, the Board of Directors or the Executive Committee or person(s) entrusted by the Board of Directors or the Executive Committee shall have the authority to determine any condition and other details necessary for and pertinent to the issuance and offer for sale of debentures, such as the determination of the name of debentures, the amount of debentures to be issued, the par value, the offering price per unit, the maturity period, the interest rate, the payment of interest, the repayment of the principal, the appointment of the debentureholders' representative, the appointment of the registrar, the allocation method, the details of debenture offering, the right of early redemption, the opening of account(s) for depositing of money received from the sale of debentures, including to arrange for the registration of such unsecured debentures in the Thai Bond Dealing Center or any other secondary

markets, as well as to contact with relevant authorities and take any actions necessary for and pertinent to the issuance of the debentures.

8. Approved the issuance and offer for sale of warrants to purchase ordinary shares in amount not exeeding 300 million units as follows:

- Objective	To repay the loan and to use the proceeds received as working capital
- Number of warrants to be issued and offered	Not exceeding 300 million units
- Type of warrant	Warrant to purchase ordinary share
- Allocation Method	Domestic and/or international offering to the public including the institutional investors
- Maturity	Not exceeding 10 years from the issuing date
- Exercise ratio	1 warrant per 1 ordinary share
- Exercise price	Not less than five (5) percent over the average price of the average trading price of ordinary shares of the Company in the Stock Exchange of Thailand 30 business days prior to the date of determination of the exercise price of warrants
- Number of ordinary shares reserved to accommodate the exercise of warrants	Not exceeding 300 million shares (with a par value of Baht 1 each)
- Exercising Period	one time or several times provided that the final exercising period is approximately 1 month prior to the expiry date of warrants
- Adjustment of rights	Adjustment of the exercise of rights of warrants to purchase ordinary shares (if any) shall be in accordance with the relevant rules and regulations of the Securities and Exchange Commission regarding the issuance and offer for sale of warrant to purchase ordinary shares

In addition, the Board of Directors or the Executive Committee or person(s) entrusted by the Board of Directors or the Executive Committee shall have the authority to determine any condition and other details necessary for and pertinent to the issuance and offer for sale of warrants to purchase ordinary shares, such as the determination of the name of warrants to purchase ordinary shares, the offering price per unit, the allocation method, the term of warrants, the exercise price per unit, the exercise period, the secondary market for warrants, the conditions for the exercise of warrants, the adjustment of rights of warrants, as well as to contact with relevant authorities and take any actions necessary for and pertinent to the issuance of warrants at this time, including to arrange for the listing of such warrants on the Stock Exchange of Thailand.

9. Approved the allocation of ordinary shares in the amount of not exceeding 300 million shares (with a par value of Baht .1 each) to accommodate the exercise of warrants to purchase the ordinary shares.The Company currently has the 1,114 million ordinary shares (with a par value of Baht 1 each) previously allocated to the

public. However, such shares so allocated have not yet been offered for sale to the public, the Meeting therefore was requested to pass a resolution to approve the allocation of such shares in the amount of not exceeding 300 million shares (with a par value of Baht 1 each) to accommodate the exercise of warrants to purchase the ordinary shares in this time. Following such allocation, the Company will have 814 million authorized but unissued shares (with a par value of Baht 1 each) remaining for the offering to the public.

In this regard, the Board of Directors or the Executive Committee or person(s) entrusted by the Board of Directors or the Executive Committee shall have the authority to determine any condition and other details necessary for and pertinent to the allocation of ordinary shares to accommodate the exercise of warrants, including take any actions necessary for and pertinent to the issuance of warrants as well as to arrange for the listing of such ordinary shares on the Stock Exchange of Thailand.

10. Approved the change of Article 10 of the Company's Articles of Association in order to be in line with the Public Company Act. (No. 2) B.E. 2544 to read as follows:

"Article 10 The Company may not own its shares or accept these shares as pledge except for the following circumstances:

(1) The Company may buy-back its shares from shareholders who vote against a shareholders' resolution approving amendments to the Articles of Association concerning voting rights and dividend entitlement since they consider that they are unfairly treated.

(2) The Company may buy-back its shares for the purpose of financial management of the company when the company has accumulated profits and surplus liquidity and the share buy-back will not lead the Company into financial difficulties.

Provided that the shares bought back and held by the Company will not be counted to form a quorum for shareholders' meetings and will not have any voting rights nor any right to receive dividends. Shares bought back by the Company must be disposed of within a period of time specified by the Company in the share buy-back program. If the Company fails to dispose of the shares bought back within the specified time, the Company will reduce its paid-up capital by way of registered share cutting for the undisposed portion. The share buy-back, the disposition of shares and the registered share cutting shall be in accordance with the principles and procedures specified in the ministerial regulations."